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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               ______________

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         HIGHLANDS BANKSHARES, INC.
                              (Name of Issuer)

                                COMMON STOCK
                              $5.00 PAR VALUE
                       (Title of Class of Securities)

                                   None
                               (CUSIP Number)

                            3 North Main Street
                                P.O. BOX 929
                           PETERSBURG, WV  26847
                               (304)257-4111
            (Address, including zip code, and telephone number,
            including area code, of principal executive offices)


                             Roger D. Williams
                         Wharton, Aldhizer & Weaver
                            100 S. Mason Street
                          Harrisonburg, VA  22801
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                July 5, 1996
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the
following box:   [    ]

Check the following box if a fee is being paid with the statement:  [  X  ]

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CUSIP NO.      None               13D

1       Name of Reporting Person    John G. VanMeter
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                     (b)
3       SEC USE ONLY

4       SOURCE OF FUNDS                                              OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  WEST VIRGINIA

NUMBER OF         7          SOLE VOTING POWER           34,640
SHARES
BENEFICIALLY      8          SHARED VOTING POWER         11,560
OWNED BY
EACH              9          SOLE DISPOSITIVE POWER      34,640
REPORTING
PERSON WITH       10         SHARED DISPOSITIVE POWER    11,560


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      46,200

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                    [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.99%

14    TYPE OF REPORTING PERSON                                   IN

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Item 1.   Security and Issuer.

          This statement refers to the shares of common stock, $5.00 par value (Shares) of Highland Bankshares, Inc., a West Virginia corporation (Company). The principal executive offices of the Company are located at 3 North Main Street, P.O. Box 929, Petersburg, West Virginia 26847.


Item 2.   Identity and Background.

          This statement is being filed by John G. VanMeter (Reporting Person) whose residential address is 220 Bryan Street, Petersburg, West Virginia 26847. The Reporting Person is a practicing lawyer and partner in the law firm of VanMeter & VanMeter, the business address of which is 5 Water Street, Petersburg, West Virginia 26847.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          William G. VanMeter died on June 28, 1996. Pursuant to the Last Will and Testament of William G. VanMeter, the Reporting Person was appointed executor of the William G. VanMeter Estate (VanMeter Estate); and the Reporting Person subsequently qualified as executor of the VanMeter Estate on July 5, 1996. The VanMeter Estate includes 34,200 shares (Acquired Shares) in the Company, which Acquired Shares William G. VanMeter owned prior to his death.

          At the time the Reporting Person qualified as executor of the VanMeter Estate, the Reporting Person became the beneficial owner of the Acquired Shares; thus, the Reporting Person paid no consideration for the Acquired Shares. The beneficial acquisition of the Acquired Shares increased the Reporting Person's beneficial ownership of the Company to an amount greater than five percent (5%) of the Company.


Item 4.   Purpose of Transaction.

          As described in Item 3 above, the Reporting Person acquired beneficial ownership of the Acquired Shares at the time the Reporting Person qualified as, and by reason of the Reporting Person's being named as, executor of the VanMeter Estate.

          The Reporting Person intends to liquidate all or a portion of the Acquired Shares, if needed, in order to pay the debts, expenses, and tax liability of the VanMeter Estate; otherwise, the Reporting Person intends to distribute the Acquired Shares to the beneficiaries of the VanMeter Estate as directed by the Last Will and Testament of William G. VanMeter.

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Item 5.   Interest in Securities of the Issuer.

          The Reporting Person beneficially owns a total of 46,200 shares, or 8.99%, of the total outstanding shares of the Company.

          The Reporting Person possesses sole voting and sole dispositive power over 34,640 shares including (i) 440 shares owned outright by the Reporting Person, separately and individually, and (ii) 34,200 shares beneficially owned by the Reporting Person in his capacity as executor of the VanMeter Estate.

          The Reporting Person possesses, together with his wife, Mary F. VanMeter, shared voting power and shared dispositive power over 11,560 shares of the Company. Mary F. VanMeter resides at 220 Bryan Street, Petersburg, West Virginia 26847, and is not employed.

          During the last five (5) years, Mary F. VanMeter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Mary F. VanMeter separately and individually owns an additional 200 shares, all of which the Reporting Person disclaims any beneficial ownership.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

          No additional exhibits are needed.

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                                     SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 15, 1996


                              JOHN G. VANMETER
                              John G. VanMeter